Via Facsimile and U.S. Mail
Mail Stop 6010

May 17, 2006

Russell M. Medford, M.D., Ph.D.
President and Chief Executive Officer
AtheroGenics, Inc.
8995 Westside Parkway
Alpharetta, Georgia 30004

Re: AtheroGenics, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 10, 2006
        File No. 000-31261

Dear Dr. Medford:

        We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief